Exhibit 99.4

RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP

We, our and BCE means BCE Inc., its subsidiaries and joint ventures.

Our annual consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This reconciliation of Canadian GAAP to United States GAAP should be read in conjunction with our annual consolidated financial statements for the year ended December 31, 2007. Material differences between Canadian GAAP and United States GAAP are quantified and described below:

Consolidated Statements of Operations

For the year ended December 31,
(in $ millions, except share amounts)	2007	2006 (p)	2005 (p)
Earnings from continuing operations - Canadian GAAP	3,918	1,880	1,823
Differences:
Cost of revenue, exclusive of depreciation and amortization
Leases (k)	(8)	-	-
Selling, general and administrative expenses
Deferred costs (a)	(3)	(13)	(12)
Employee benefit plans (b)	32	(24)	(105)
Amortization expense
Deferred costs (a)	16	18	17
Capitalized interest (h)	(62)	(50)	-
Leases (k)	7	-	-
Other income (expense)
Income from joint venture (d)	-	59	46
Net change in unrealized (losses) gains on derivatives (e)	(4)	2	(1)
Gain on distribution of Bell Aliant and dilution gain (j)	(4)	1,540	-
Sale of businesses (f)	(19)	-	-
Interest expense
Capitalized interest (h)	111	116	-
Leases (k)	1	-	-
Income taxes
Tax effect of the above items	(30)	(22)	32
Unrecognized tax benefits (i)	(240)	-	-
Non-controlling interest (a) (b)	(2)	10	7

Earnings from continuing operations - U.S. GAAP	3,713	3,516	1,807
Discontinued operations - Canadian GAAP	139	127	138
Differences (d) (f)	-	(61)	(45)
Discontinued operations - U.S. GAAP	139	66	93
Net earnings - U.S. GAAP	3,852	3,582	1,900
Dividends on preferred shares - Canadian GAAP	(131)	(70)	(70)
Differences (e)	-	(15)	(15)
Dividends on preferred shares - U.S. GAAP	(131)	(85)	(85)
Net earnings applicable to common shares - U.S. GAAP	3,721	3,497	1,815
Net earnings per common share - basic, U.S. GAAP
Continuing operations	4.45	3.98	1.86
Discontinued operations	0.17	0.08	0.10
Net earnings	4.62	4.06	1.96
Net earnings per common share - diluted, U.S. GAAP
Continuing operations	4.44	3.98	1.86
Discontinued operations	0.17	0.08	0.10
Net earnings	4.61	4.06	1.96

Consolidated Statements of Comprehensive Income

For the year ended December 31,
(in $ millions)	2007	2006 (p)	2005 (p)
Other comprehensive income (loss), net of income taxes and non-
controlling interest - Canadian GAAP	63	71	(17)
Differences:
Net change in unrealized gains on available-for-sale financial assets (g)	-	(18)	37
Net change in gains on derivatives designated as cash flow hedges (e)	-	(2)	(16)
Additional minimum pension liability (b)	-	1,132	(1,112)
Employee benefit plans (b) (c)	566	-	-
Other comprehensive income (loss) - U.S. GAAP	629	1,183	(1,108)
Net earnings - U.S. GAAP	3,852	3,582	1,900
Comprehensive income - U.S. GAAP	4,481	4,765	792

Consolidated Statements of Accumulated Other Comprehensive Loss

At December 31, (in $ millions)	2007	2006
Currency translation adjustment	(4)	(2)
Available-for-sale financial assets and derivatives designated as cash flow hedges (e) (g)	74	7
Employee benefit plans (b) (c)
Net actuarial losses	(1,025)	(1,355)
Net past service costs	77	(62)
Net transitional obligations	2	(95)
Accumulated other comprehensive loss - U.S. GAAP	(876)	(1,507)

Consolidated Balance Sheets

At December 31,	2007			2006
	Canadian			Canadian		U.S.
(in $ millions)	GAAP	Differences	U.S. GAAP	GAAP	Differences	GAAP
ASSETS
Current assets
Cash and cash equivalents	2,658	-	2,658	569	-	569
Accounts receivable	1,940	-	1,940	1,864	-	1,864
Future income taxes	71	-	71	662	-	662
Inventory	266	-	266	329	-	329
Prepaid expenses	277	-	277	235	-	235
Current assets of discontinued operations	-	-	-	25	-	25
Total current assets	5,212	-	5,212	3,684	-	3,684
Capital assets
Property, plant and equipment (h) (k)	18,600	537	19,137	19,533	511	20,044
Finite-life intangible assets (a) (h)	2,491	47	2,538	2,546	41	2,587
Indefinite-life intangible assets	2,913	-	2,913	2,902	-	2,902
Total capital assets	24,004	584	24,588	24,981	552	25,533
Other long-term assets (n)	2,674	(974)	1,700	3,030	(570)	2,460
Goodwill (j)	5,907	64	5,971	5,475	68	5,543
Non-current assets of discontinued operations	-	-	-	1	-	1
Total assets	37,797	(326)	37,471	37,171	50	37,221

LIABILITIES
Current liabilites
Accounts payable and accrued liabilites (e) (h)	3,293	17	3,310	3,234	14	3,248
Interest payable	145	-	145	165	-	165
Dividends payable	337	-	337	315	-	315
Debt due within one year (k) (m)	717	(7)	710	972	14	986
Current liabilities of discontinued operations	-	-	-	2	-	2
Total current liabilities	4,492	10	4,502	4,688	28	4,716
Long-term debt (e) (k) (m)	10,621	36	10,657	11,795	37	11,832
Other long-term liabilities (n)	4,349	215	4,564	5,139	1,635	6,774
Non-current liabilities of discontinued operations	-	-	-	2	-	2
Total liabilities	19,462	261	19,723	21,624	1,700	23,324
Non-controlling interest (a) (b) (e)	1,103	(348)	755	2,180	(419)	1,761

SHAREHOLDERS’ EQUITY
Preferred shares	2,770	-	2,770	1,670	-	1,670
Common shareholders’ equity
Common shares (l)	13,536	(65)	13,471	13,487	(65)	13,422
Contributed surplus (j)	2,537	(1,540)	997	2,555	(1,540)	1,015
Accumulated other comprehensive
income (loss) (b) (c ) (e) (g)	68	(944)	(876)	(2)	(1,505)	(1,507)
Retained earnings (deficit)	(1,679)	2,310	631	(4,343)	1,879	(2,464)
Total common shareholders’ equity	14,462	(239)	14,223	11,697	(1,231)	10,466
Total shareholders’ equity	17,232	(239)	16,993	13,367	(1,231)	12,136
Total liabilities and shareholders’ equity	37,797	(326)	37,471	37,171	50	37,221

Consolidated Statements of Cash Flows

For the Year Ended December 31,
(in $ millions)	2007	2006 (p)	2005 (p)
Cash flows from operating activities - Canadian GAAP	5,704	5,366	5,319
Differences:
Deferred costs (a)	(3)	(13)	(12)
Capitalized interest (h)	111	116	-
Income from joint venture (d)	-	(112)	16
Cash flows from operating activities - U.S. GAAP	5,812	5,357	5,323
Cash flows used in investing activities - Canadian GAAP	(69)	(3,701)	(3,762)
Differences:
Deferred costs (a)	3	13	12
Capitalized interest (h)	(111)	(116)	-
Proceeds from sale of joint venture (d)	-	849	-
Cash flows used in investing activities - U.S. GAAP	(177)	(2,955)	(3,750)
Cash flows used in financing activities - Canadian and U.S. GAAP	(3,914)	(3,639)	(1,613)
Cash flows from (used in) continuing operations - U.S. GAAP	1,721	(1,237)	(40)
Cash flows from discontinued operations activities - U.S. GAAP	3	91	238
Cash flows from (used in) discontinued investing activities - U.S. GAAP	353	655	(102)
Cash flows from (used in) discontinued financing activities - U.S. GAAP	-	627	(31)
Net increase in cash and cash equivalents	2,077	136	65
Cash and cash equivalents at beginning of year	581	445	380
Cash and cash equivalents at end of year	2,658	581	445
Consists of:
Cash and cash equivalents of continuing operations	2,658	569	344
Cash and cash equivalents of discontinued operations	-	12	101
Total	2,658	581	445

DESCRIPTION OF UNITED STATES GAAP DIFFERENCES

(a) Deferred Costs

Under Canadian GAAP, certain expenses, such as development costs and pre-operating expenses, are deferred and amortized if they meet specified criteria. Under United States GAAP, these costs must be expensed as incurred.

(b) Employee Benefit Plans

Effective December 31, 2006, we adopted the recognition requirements of the Financial Accounting Standards Board (“FASB”) Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, on a prospective basis. This standard requires that we:

  Recognize the funded status of benefit plans in the balance sheet by aggregating overfunded plans separately from underfunded plans and recording the resulting amounts as an asset and a liability, respectively.

  Recognize as a component of other comprehensive income, net of tax, the actuarial gains or losses and past service costs or credits that arise during the period.

At December 31, 2006, the balance sheet, including the additional minimum pension liability, was adjusted such that actuarial gains or losses, prior service costs or credits, and transitional assets or obligations that had not yet been included in earnings at December 31, 2006 were recognized as components of accumulated other comprehensive loss, net of tax. The adjustment at December 31, 2006 resulted in an increase of $1,339 million in accumulated other comprehensive loss.

At December 31, 2006, the total adjustment to the balance sheet relating to employee benefit plans resulted in:

  a decrease of $1,086 million in accrued benefit asset

  an increase of $551 million in future income tax asset

  an increase of $1,868 million in accrued benefit liability a decrease of $339 million in future income tax liability

  a decrease of $388 million in non-controlling interest

  an increase of $1,512 million in accumulated other comprehensive loss a decrease of $164 million in retained earnings (deficit).

Prior to December 31, 2006, under United States GAAP, an additional minimum pension liability was recorded for the excess of the unfunded accumulated benefit obligation over the recorded pension benefit liability, with an offsetting intangible asset to the extent of the unrecognized prior service costs. Any remaining difference was recorded through other comprehensive income (loss).

Also, under Canadian GAAP, we recognize a pension valuation allowance for any excess of the accrued benefit asset over the related expected future benefit. Changes in the pension valuation allowance are recognized in the consolidated statement of operations. United States GAAP does not permit pension valuation allowances. Differences also arise from the use of the corridor method to amortize actuarial gains and losses for Canadian GAAP purposes.

The estimated net actuarial losses and net transitional obligations for pension benefits that will be amortized from accumulated other comprehensive loss into earnings over the next fiscal year are $64 million and $3 million, respectively.

(c) Post-Employment Benefits

In 2007, we announced the phase-out of other post-employment benefits for future retirees over the next 10 years. Under Canadian GAAP, this plan amendment reduces the unamortized transitional obligation and increases past service credits amortized over the expected average remaining service lives (EARSL) of affected employees. Under United States GAAP, this plan amendment was reflected as an increase in other comprehensive income (loss) of $209 million.

The estimated net actuarial losses and net past service costs for post-employment benefits that will be amortized from accumulated other comprehensive loss into earnings over the next fiscal year are $23 million and $12 million, respectively.

(d) Income from Joint Ventures

Under Canadian GAAP, we account for our interests in joint ventures using the proportionate consolidation method. Under United States GAAP, these interests would be accounted for using the equity method. This difference is not reflected in our United States GAAP reconciliation for those joint venture interests that qualify for the accommodation provided by the United States Securities and Exchange Commission.

One of our joint venture interests has been presented as discontinued operations under Canadian GAAP. Under United States GAAP, this investment is presented as part of continuing operations as it does not qualify for the above accommodation. Under United States GAAP, investments accounted for under the equity method cannot be presented as discontinued operations.

Our other joint venture interests accounted for using the proportionate consolidation method were not material to our financial position or results of operations.

(e) Derivative Instruments and Hedging Activities

The adoption of new Canadian accounting standards on financial instruments and hedge accounting effective January 1, 2007 substantially harmonized the accounting for derivative instruments and hedging activities under Canadian GAAP with United States GAAP, except for the accounting for certain embedded derivatives. Under Canadian GAAP, foreign-currency derivatives embedded in a non-financial instrument host contract are not bifurcated and separately accounted for when specified conditions are met. Differences may also arise with respect to the measurement of hedge ineffectiveness recorded in earnings.

Prior to the adoption of the new Canadian standards, significant differences arose between Canadian GAAP and United States GAAP with respect to the recognition of derivatives and accounting for certain hedging relationships. Under United States GAAP, all derivatives must be recorded on the balance sheet at fair value whereas under Canadian GAAP, certain derivatives were not recorded until settled. Also, under United States GAAP, the ineffective portion of the hedging instrument is reported in net earnings.

In 2003, we settled the dividend rate swaps used to hedge certain preferred shares. These dividend rate swaps were used to effectively convert the fixed-rate dividends on the preferred shares to floating-rate dividends. As of January 1, 2007, there is no difference between Canadian GAAP and United States GAAP. Prior to January 1, 2007, under Canadian GAAP, the proceeds received on settlement of these swaps were deferred and amortized against preferred dividends over the remaining original terms of the swaps. Under United States GAAP, these swaps did not qualify for hedge accounting and the settlement gain was recorded through earnings when realized.

(f) Sale of Businesses

Differences between Canadian GAAP and United States GAAP will cause corresponding differences in the carrying values of the net assets of certain disposed businesses, including those classified as discontinued operations.

(g) Investments

The adoption of the new Canadian GAAP accounting standards for financial instruments effective January 1, 2007 substantially harmonized the accounting for investments under Canadian GAAP with United States GAAP.

Prior to the adoption of the new Canadian standards, significant differences arose between Canadian GAAP and United States GAAP with respect to the measurement of certain securities. Under Canadian GAAP, our portfolio investments were recorded at cost. Under United States GAAP, equity investments in public companies classified as available-for-sale were carried at fair value, with any unrealized gains or losses included in other comprehensive income (loss), net of income taxes.

(h) Capitalized Interest

Under Canadian GAAP, we capitalize interest for significant assets under construction, whereas under United States GAAP borrowing costs must be capitalized for all assets under construction.

(i) Income Taxes

BCE and its subsidiaries are subject to Canadian federal and provincial income tax, and United States federal, state and local income tax. BCE has substantially concluded all Canadian federal and provincial income tax matters for the years through to 1999. Canadian federal income tax returns for taxation years ended December 31, 2000 through December 31, 2006 are currently under examination by the Canada Revenue Agency, which to date has not proposed any significant adjustments. No material matters pertaining to United States federal, state or local income tax matters are currently outstanding.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes (“FIN 48”), effective for fiscal years beginning after December 15, 2006. FIN 48 provides specific guidance on the recognition, de-recognition and measurement of income tax positions in financial statements, including the accrual of related interest and penalties. An income tax position is recognized when it is more likely than not that it will be sustained upon examination based on its technical merits, and is measured as the largest amount that is greater than 50% likely of being realized upon settlement. Under Canadian GAAP, we recognize and measure income tax positions, including any related accruals for interest and penalties, based on our best estimate of the amount that is more likely than not of being realized.

As a result of the adoption of FIN 48, BCE recognized a $636 million decrease in the liability for unrecognized tax benefits as at January 1, 2007, with a corresponding decrease in our opening deficit as reported under United States GAAP.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

Balance at January 1, 2007	664
Increases based on tax positions related to the current year	13
Increases for tax positions of prior years	70
Decreases for tax positions of prior years	(10)
Decreases in tax positions resulting from settlements	(188)
Balance at December 31, 2007	549

The balance of $549 million at December 31, 2007 includes $160 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty as to the timing of deductibility. The disallowance of a shorter deductibility period would not affect the annual effective tax rate, except with respect to interest and penalties and the impact of declining income tax rates. The remaining $389 million of unrecognized tax benefits would, if recognized, favourably affect the effective income tax rate in any future periods. Subject to the results of audit examinations by taxing authorities and to legislative amendments, BCE does not anticipate adjustments to the amount of unrecognized tax benefits during the next twelve months that would have a material impact on its financial statements.

BCE records interest and penalties related to income tax positions in income tax expense. For the year ended December 31, 2007, BCE recognized approximately $15 million in interest and $nil in penalties. BCE had accrued $144 million for interest and $nil accrued for penalties at December 31, 2007 and $129 million and $nil, respectively, at December 31, 2006.

(j) Business Combinations and Goodwill

Under Canadian GAAP, certain business combinations have been accounted for at the carrying value of the underlying assets and liabilities exchanged, whereas under United States GAAP such transactions were recorded on a fair value basis. Changes in our ownership interest will cause a difference in any resulting gains or losses.

BCE’s ownership interest in Bell Aliant was reduced through a distribution of trust units by way of a return of capital to holders of BCE Inc. common shares on July 10, 2006. This distribution resulted in an increase in contributed surplus of $1,547 million for Canadian GAAP. For United States GAAP purposes, the distribution of trust units is deemed to have occurred at fair value, with the resulting gain recognized in earnings. Therefore, the increase in contributed surplus under Canadian GAAP, adjusted for previously existing United States and Canadian GAAP differences, was recorded as a gain on distribution of trust units in earnings from continuing operations for United States GAAP purposes.

In 2007, BCE’s ownership interest in Bell Aliant decreased, resulting in a dilution gain under Canadian GAAP. As there is a difference in the carrying value of BCE’s investment in Bell Aliant under United States GAAP, the resulting dilution gain recorded under Canadian GAAP has been adjusted.

(k) Leases

Under United States GAAP, leases entered into during the last 25% of the total estimated economic life of the leased asset are classified as operating leases unless we expect to obtain ownership of the leased asset by the end of the lease term. Under Canadian GAAP, we account for such leases as capital leases when we obtain substantially all of the benefits and risks incident to ownership of the leased asset.

(l) Share Issue Costs

Under United States GAAP, share issue costs are recorded as a reduction of the proceeds raised from the issuance of capital stock, whereas under Canadian GAAP we charge share issue costs to deficit.

(m) Debt Issue Costs

Under United States GAAP, debt issue costs incurred in connection with the issuance of debt securities or other long-term borrowings are recorded as deferred charges and amortized over the term of the debt. Under Canadian GAAP, these costs are classified with the corresponding debt on the balance sheet.

(n) Other Long-Term Assets and Other Long-Term Liabilities

At December 31, (in $ millions)	2007	2006
Other long-term assets
Deferred costs (a)	(23)	(38)
Employee benefit plans (b)	(1,512)	(1,247)
Future income taxes (i)	507	551
Debt issue costs (m)	54	86
Available-for-sale financial assets (g)	-	28
Derivative instruments (e)	-	50
	(974)	(570)

At December 31, (in $ millions)	2007	2006
Other long-term liabilities
Employee benefit plans (b)	493	1,707
Future income taxes and unrecognized tax benefits (i)	(278)	(168)
Derivative instruments (e)	-	96
	215	1,635

(o) Guarantees

Under Canadian GAAP, guarantees do not include indemnifications against intellectual property right infringement. Under United States GAAP, these indemnifications are included in guarantees. At December 31, 2007, such indemnifications amounted to $326 million (2006 - $1.2 billion), of which $110 million expires in 2008, nil in 2009, $45 million in 2010, nil in 2011, $166 million in 2012 and thereafter, and $5 million with an indefinite term. We also have guarantees where no maximum potential amount is specified.

(p) Comparative Periods

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”), to address the observed diversity in quantification practices of unadjusted differences with respect to annual financial statements. SAB 108 requires that misstatements in the current year financial statements be quantified using both a balance sheet and an income statement approach and evaluated as to whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending after November 15, 2006 and on initial application, permits a one-time cumulative effect adjustment to beginning retained earnings.

Effective December 31, 2006 we adopted SAB 108 and decreased our opening deficit as at January 1, 2006 as reported under United States GAAP by $328 million relating to the capitalization of borrowing costs.

(q) Future Accounting Changes

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“FAS 157”), which establishes a framework for measuring fair value in U.S. GAAP, and is applicable to other accounting pronouncements where fair value is considered to be the relevant measurement attribute. FAS 157 also expands disclosures about fair value measurements. FAS 157 is applicable for fiscal years beginning after November 15, 2007, except for certain non-financial assets and non-financial liabilities in which case it is applicable for fiscal years beginning after November 15, 2008. We do not expect the adoption of this new standard will have a material impact on our financial position or results of operations.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“FAS 159”). FAS 159 provides an entity the option to report selected financial assets and liabilities at fair value and establishes new disclosure requirements for assets and liabilities to which the fair value option is applied. This new standard is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of this new standard will have a material impact on our financial position or results of operations.

In December 2007, the FASB issued Statements No. 141 (revised 2007), Business Combinations (“FAS 141(R)”), and No. 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51 (“FAS 160”). These new standards will significantly change the financial accounting and reporting of business combination transactions and non-controlling interests in consolidated financial statements. The most significant changes to FAS 141(R) and FAS 160 include requirements to:

  Recognize 100 percent of the fair values of assets acquired, liabilities assumed, and non-controlling interests in acquisitions of less than a 100 percent controlling interest when the acquisition results in a change in control of the acquired entity;

  Measure acquirer shares issued in consideration for a business combination at fair value on the acquisition date;

  Recognize contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings;

  Expense, as incurred, acquisition-related transaction costs;

  Capitalize acquisition-related restructuring costs only if the criteria in Statement 146 are met as of the acquisition date; and

  Recognize non-controlling interest in subsidiaries at fair value and classify as a separate component of equity.

These new standards are effective for fiscal years beginning after December 15, 2008. We currently are evaluating the impact of the adoption of these new standards.